O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

August 21, 2018

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProLung, Inc. (the “Company”) PRRN14A filed by Steven C. Eror et al. (the “Consent Statement”) Filed August 15, 2018 File No. 001-38362

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 20, 2018 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Steven C. Eror, and we provide the following responses on Mr. Eror’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Consent Statement.

General

1.	Please be advised that if the participants intend to rely upon Rule 14a-5(c), such reliance would be impermissible at any time before the issuer distributes the information to security holders. If the participants decide to disseminate their consent solicitation statement prior to the distribution of the issuer’s consent revocation statement, the participants must undertake to provide any omitted information in a supplement filed as a revised definitive proxy statement and accept all legal risk for distributing the initial definitive consent solicitation statement without all required disclosures. Please advise us as to the timing of the participants’ anticipated distribution.

Mr. Eror acknowledges the Staff’s comment and advises the Staff that he intends to disseminate his consent solicitation statement prior to the distribution of the Company’s consent revocation statement and will undertake to provide any omitted information in a supplement filed as a revised definitive proxy statement and accept all legal risk for distributing the initial definitive consent solicitation statement without all required disclosures. Please see the footnote on page II-1.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 21, 2018

Reasons for the Solicitation, page 10

2.	Please provide us with the factual foundation for the belief that five directors resigned due to concerns regarding the manner in which the Audit Committee investigation involving Mr. Eror was conducted as well as the associated duress the resigning directors were under to approve Mr. Eror’s termination. Alternatively, please delete the statement. See Note b. to Rule 14a-9.

Mr. Eror acknowledges the Staff’s comment and has revised the Consent Statement accordingly to provide the factual foundation for Mr. Eror’s belief that five directors resigned due to concerns regarding the manner in which the Audit Committee investigation involving Mr. Eror was conducted as well as the associated duress the resigning directors were under to approve Mr. Eror’s termination. Please see page 10.

The Nominees, page 14

3.	Mr. Eror’s beneficial ownership is estimated at 4.5% of ProLung’s outstanding class of shares “as of the date hereof.” Please confirm for us, with a view toward revised disclosure, whether or not Mr. Eror has experienced a change in his level of beneficial ownership.

Mr. Eror acknowledges the Staff’s comment and has revised the Consent Statement accordingly to reflect Mr. Eror’s transfer of 87,125 shares beneficially owned by Mr. Eror to Judy Ann Eror after the Record Date.

Additional Information Concerning the Participants, Page 21

4.	No statutory basis exists or foundation within Regulation 13D-G to represent that members of a “group” as referenced in Section 13(d)(3) could be deemed the beneficial owners of the shares held by other members by virtue of membership in the group alone. To the contrary, Rule 13d-5(b)(1), by its terms, explains that a group is deemed to have acquired the beneficial ownership of its members. Please revise to remove the implication that membership in a group, alone and without more, produces the attribution of beneficial ownership held by other group members as currently stated on page 22.

Mr. Eror acknowledges the Staff’s comment and advises the Staff that he has revised the Consent Statement to remove the implication that membership in a group, alone and without more, produces the attribution of beneficial ownership held by other group members.

August 21, 2018

Form of Proxy

5.	Given that the size of the board cannot be increased absent a bylaw amendment first authorizing the shareholders to have that authority, please present the proposal as two separate mattes in accordance with Rule 14a-4(a)(3). In addition, please advise us, with a view toward revised disclosure, why it is necessary to ask for shareholders to have the “exclusive” authority to expand the Board’s size and whether the inclusion of such language could result in litigation under §141(a) of the Delaware General Corporate Law.

Mr. Eror acknowledges the Staff’s comment and advises the Staff that he has revised the Consent Statement to separate the Proposals to increase the size of the Board and to fix the Board’s size. Mr. Eror further advises the Staff that he has revised the Consent Statement to remove the Proposal to ask for shareholders to have the “exclusive” authority to expand the Board’s size. Accordingly, Mr. Eror has revised the Proposals as follows:

Proposal 1 – Repeal any provision of the First Amended and Restated Bylaws of the Company (the “Bylaws”), in effect at the time this Proposal becomes effective, including any amendments thereto, which was not included in the Bylaws that were in effect on July 14, 2017 and were filed with the Securities and Exchange Commission (the “SEC”) on July 19, 2017;

Proposal 2 – Amend Article 3, Section 3.1 of the Bylaws, as set forth on Schedule III to the Consent Statement, to change the range of the Board’s size to a minimum of three and a maximum of 13 members.

Proposal 3 – Amend Article 3, Section 3.1 of the Bylaws, as set forth on Schedule III to the Consent Statement, to fix the Board’s size at 13 members;

Proposal 4 – Amend Article 3, Section 3.2 of the Bylaws, as set forth on Schedule IV to the Consent Statement, to allow any vacancies on the Board resulting from any newly created directorship(s) or for any cause to be filled exclusively by the stockholders of the Company; and

Proposal 5 – Elect our eight nominees: Michael N. Christiansen, Ron Dunford, Steven C. Eror, Brian W. Loveridge, Todd M. Morgan, Don A. Patterson, Richard Serbin and Eric M. Sokol, to serve as directors of the Company (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).

*     *     *     *     *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman, Esq.

Andrew Freedman, Esq.

cc: Steven C. Eror